                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                             SEC FILE NUMBER 1-7665
                             CUSIP NUMBER 550819106

(CHECK ONE):  / /Form 10-K / /Form 20-F / /Form 11-K / X/Form 10-Q / /Form N-SAR

                 For Period Ended:      September 30, 2002
                                        ------------------

                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR

                 For the Transition Period Ended:
                                                 ------------------------

-------------------------------------------------------------------------------
  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
-------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

-------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

-------------------------------------------------------------------------------
Full Name of Registrant

Lydall, Inc.
-------------------------------------------------------------------------------
Former Name if Applicable

-------------------------------------------------------------------------------

Address of Principal Executive Office

One Colonial Road
-------------------------------------------------------------------------------
City, State and Zip Code

Manchester, CT 06040
-------------------------------------------------------------------------------

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 /X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On November 6, 2002, Lydall executives became aware of a possible accounting irregularity at the Company's Columbus, Ohio automotive operation. A full investigation was initiated immediately. By November 8, it was clear that certain Columbus employees, acting in collusion, had circumvented the local internal control system by delaying accounting recognition of expenses and, accordingly, caused misstatements of reported earnings. These employees have been terminated for cause. PricewaterhouseCoopers "PwC", the Company's independent auditors, and the Company's Audit Review Committee were notified immediately. The investigation is substantially completed. Pending a review of the investigation by PwC it appears that the effect of the irregularities, which began in the first quarter of 2001, was to overstate net income by approximately $500,000 or about $.03 per share in 2001. Accordingly, our 2001 results will be restated as appropriate. The impacts on 2002 quarters appear to be de minimis. While the Company could not complete its investigation without unreasonable effort or expense by our 10-Q filing date, we expect to complete our investigation and file the third quarter results by November 19, 2002.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                Thomas P. Smith               860             646-1233
    ---------------------------------- ----------------- ----------------------
                   (Name)                 (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). /X/ Yes / / No

     --------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? /X / Yes / / No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See Part III above. It is expected that the results for the third quarter and nine months ended September 30, 2001 will be reduced by approximately $100,000 or about $.01 per share and approximately $500,000 or about $.03 per share, respectively, from previously reported results.

     --------------------------------------------------------------------------

                                  Lydall, Inc.
               ---------------------------------------------------
                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  November 15, 2002                    By  /s/ Thomas P. Smith
      -----------------                        --------------------------------
                                               Thomas P. Smith
                                               Vice President - Controller
                                               (On behalf of the registrant and
                                               as Principal Accounting Officer)